U.S. Government Money Market Fund Mergers

On March 15, 2016, the Board approved an Agreement and Plans of Reorganization (the "Reorganizations") which provided for the transfer of all the assets of the Tax-Exempt Money Market Fund and the Prime Money Market Fund, each a series of the Trust (the "Acquired Funds"), for shares of the U.S. Government Money Market Fund (the "Acquiring Fund"), respectively. The shareholders approved the Tax-Exempt Money Market Fund Reorganization at a meeting held on August 10, 2016 and the Reorganization closed on August 22, 2016. The shareholders of the Prime Money Market Fund, under applicable law, are not required to vote on the Reorganization. Therefore, the Reorganization closed on August 15, 2016. The acquisitions were accomplished through tax-free exchanges of assets and
shares.   For financial reporting purposes, the Acquiring Fund,
the U.S. Government Money Market Fund, was deemed to be the accounting survivor.

The financial statements of the Funds reflect the operations of the Acquiring Fund for the period prior to the Reorganizations and the combined fund for the period subsequent to the Reorganizations. Because each of the combined investment portfolios have been managed as a single integrated portfolio since the Reorganizations were completed, it is not practicable to separate the amounts of revenue and earnings of each Acquired Fund that have been included in the combined Fund's Statement of Operations since the Reorganizations were completed.